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10027549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marks Baughan Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street, Suite 275

(No. and Street)

Conshohocken   PA   19428

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOEL B. PINA, CFO   610-572-1012

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor, LLP

(Name – if individual, state last, first, middle name)

1500 Lancaster Avenue, Paoli, PA 19301

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James Marks_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Marks Baughan Securities, LLC_____, as of ___December 31,_____, 2009_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Pres<u>i</u>dent
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not Applicable
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not Applicable
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not Applicable
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 Not Applicable
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not Applicable
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not Applicable
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not Applicable

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

MARKS BAUGHAN SECURITIES, LLC

Year Ended December 31, 2009

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS



SIANA CARR & O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

In planning and performing our audit of the financial statements of Marks Baughan Securities, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 24, 2010

Financial Report

MARKS BAUGHAN SECURITIES, LLC

December 31, 2009 and 2008

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

MARKS BAUGHAN SECURITIES, LLC

Financial Statements and Supplementary Financial Information

For the Years Ended December 31, 2009 and 2008

and

INDEPENDENT AUDITOR'S REPORT

INDEX



SIANA
CARR &
O'CONNOR, LLP

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Members
Marks Baughan Securities, LLC
Conshohocken, Pennsylvania

We have audited the accompanying statements of financial condition of Marks Baughan Securities, LLC as of December 31, 2009 and 2008, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Marks Baughan Securities, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 24, 2010

MARKS BAUGHAN SECURITIES, LLC
Statements of Financial Condition
December 31, 2009 and 2008

Assets	2009	2008
Cash	$423,513	$1,562,745
Accounts receivable	75,475	56,253
Property and equipment, net	50,116	71,783
Prepaid expenses	7,269	9,590
Total assets	$556,373	$1,700,371

Liabilities and members' equity	2009	2008
Liabilities:		
Accounts payable and accrued expenses	$103,671	$ 193,360
Related party payable	30,566	34,032
Deferred revenue	-0-	48,889
Total liabilities	134,237	276,281
Members' equity	422,136	1,424,090
Total liabilities and members' equity	$556,373	$1,700,371

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Fee revenues	$ 221,027	$3,490,416
Interest income	13,013	33,687
Total revenues	234,040	3,524,103
Expenses:		
Salaries, benefits and guaranteed payments	1,245,227	2,158,525
Other expenses	210,807	442,624
Occupancy and equipment	211,045	206,950
Communications and data processing	28,546	29,350
Interest expense	369	175
Total expenses	1,695,994	2,837,624
Net income (loss)	$(1,461,954)	$ 686,479

(The accompanying notes are an integral part of these financial statements.)

MARKS BAUGHAN SECURITIES, LLC
Statements of Members' Equity
For the Years Ended December 31, 2009 and 2008

Balance - December 31, 2007	$ 737,611
Net income	686,479
Balance - December 31, 2008	1,424,090
Capital contributions	460,000
Net loss	(1,461,954)
Balance - December 31, 2009	$ 422,136

(The accompanying notes are an integral part of these financial statements.)

- 4 -

MARKS BAUGHAN SECURITIES, LLC
Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$(1,461,954)	$ 686,479
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	24,671	38,546
(Increase) decrease in:		
Accounts receivable	(19,222)	(8,848)
Prepaid expenses	2,321	(2,116)
Increase (decrease) in:		
Accounts payable and accrued expenses	(89,689)	1,651
Related party payable	(3,466)	22,319
Deferred revenue	(48,889)	5,556
Net cash provided (used) by operating activities	(1,596,228)	743,587
Cash flows from investing activities:		
Purchase of property and equipment	(3,004)	(13,478)
Net cash used by investing activities	(3,004)	(13,478)
Cash flows from financing activities:		
Capital contributions	460,000	-0-
Net cash provided by financing activities	460,000	-0-
Net increase (decrease) in cash	(1,139,232)	730,109
Cash - beginning of year	1,562,745	832,636
Cash - end of year	$ 423,513	$1,562,745

(The accompanying notes are an integral part of these financial statements.)

- 5 -

(1) NATURE OF OPERATIONS

Marks Baughan Securities, LLC (the Company) was organized as Marks Baughan & Co., LLC on March 9, 2004 and changed its name on May 10, 2007. The Company provides merger and acquisition and related advisory services, as well as private placement services to companies nationwide with a focus on the Philadelphia and mid-Atlantic region. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and prior to the creation of this new organization was a member in the National Association of Securities Dealers (NASD).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

The Company carries accounts receivable at cost. Management considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been recorded. Management regularly assesses the collectibility of receivables based on contractual terms and payment history. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Fee revenue consists of merger and acquisition advisory fees, which are recognized once the transaction has been completed and the income is reasonably determinable, and retainers, which are recognized as earned over the term of the agreement.

Depreciation

Depreciation is provided on a straight-line basis over the assets' estimated useful lives ranging from two to seven years. Depreciation expense for the years ended December 31, 2009 and 2008 was $24,671 and $38,546, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation. Such reclassifications had no effect on reported income (loss).

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. Earnings and losses are included in the members' personal income tax returns.

Guaranteed payments to members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income.

(3) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	2009	2008
Computer equipment	$ 97,712	$ 94,708
Software	19,410	19,410
Furniture and fixtures	53,495	53,495
Website	6,575	6,575
	177,192	174,188
Less: accumulated depreciation	(127,076)	(102,405)
	$ 50,116	$ 71,783

(4) COMMITMENTS AND CONTINGENCIES

Operating leases

The Company subleases office space from an entity related through common ownership and management under an agreement expiring on March 31, 2013. The agreement requires the Company to pay a percentage of the rent, operating expenses, real estate taxes and other fees paid by the related party under its lease agreement. The Company also has two automobile leases which expire in 2011. In addition, in January 2009, the Company entered into a new three year lease for office space in Minnesota, commencing February 1, 2009. The lease requires the Company to pay rent, and its proportionate share of real estate taxes and common area maintenance expenses.

(4) COMMITMENTS AND CONTINGENCIES (CONTINUED)

At December 31, 2009, future minimum lease payments (including those accrued in the amount of $18,544 at December 31, 2009) under the operating leases are as follows:

2010	$156,259
2011	158,235
2012	124,631
2013	83,208
	$522,333

Rent expense, including operating expenses, real estate taxes and other fees, under the sublease and office lease for the years ended December 31, 2009 and 2008 was $151,816 and $134,019, respectively. At December 31, 2009 and 2008, the Company had $18,544 and $19,002, respectively, due to the related party relating to the sublease.

Lease expense for the automobiles was $27,747 and $30,622 for 2009 and 2008, respectively.

(5) RELATED PARTY TRANSACTIONS

Expense sharing

During the years ended December 31, 2009 and 2008, the Company reimbursed an entity related through common ownership and management for the Company's allocated share of certain operating expenses paid by this entity. At December 31, 2009 and 2008, the Company had $12,022 and $15,030, respectively, due to the related party for expenses that were not yet reimbursed.

Operating lease

As disclosed in Note 4, the Company subleases office space from an entity related through common ownership and management.

MARKS BAUGHAN SECURITIES, LLC
Notes to Financial Statements
December 31, 2009 and 2008

---

(6) LIMITED LIABILITY COMPANY

Since the Company is a limited liability company, no member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid capital contributions such member has agreed to make to the Company. In addition, no manager shall be liable for the debts, liabilities, contracts or other obligations of the Company. Neither any manager nor any officer, member, employee, agent, representative or affiliate of a manager shall have any liability to the Company or any member of any loss, cost or expense suffered or incurred by the Company or any member that arises out of or relates to any action or inaction of any such person if such action or omission to act was undertaken in good faith upon a determination that such course of conduct did not constitute gross negligence or willful misconduct on the part of the person.

The duration of the Company is perpetual.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $289,276, which was $280,327 in excess of its minimum required net capital of $8,949. The Company's ratio of aggregate indebtedness to net capital was .46 to 1 as of December 31, 2009.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under section (k)(2)i which provides an exemption for broker-dealers who do not hold customer funds or safekeep customer securities but maintain "Special Accounts for the Exclusive Benefit of Customers." Therefore, Schedules II and III on pages 12 and 13 are not applicable.

(8) SUPPLEMENTAL CASH FLOW INFORMATION

	2009	2008
Cash paid for interest	$369	$175

(9) EMPLOYEE BENEFIT PLANS

401(k) plan

The Company has a 401(k) plan for all of its employees. The plan allows an annual discretionary Company match contribution, as well as an annual discretionary profit sharing contribution to the plan. The match contribution for 2009 and 2008 was 50% of the participant's contribution up to 6% of eligible compensation. For the years ended December 31, 2009 and 2008, the Company contributed $28,077 and $29,184, respectively, in matching contributions. There were no profit sharing contributions to the plan in 2009 or 2008.

(9) EMPLOYEE BENEFIT PLANS (CONTINUED)

Non-qualified deferred compensation plan

In 2005, the Company adopted a non-qualified deferred compensation plan for a select group of management and employees. At December 31, 2009, the deferred compensation contingent commitment is as follows:

Payable December 1, 2010	$11,600
	$11,600

The amounts are discretionary and are subject to the employees' continued employment with the Company through these vesting dates. During the years ended December 31, 2009 and 2008, expense of $57,124 and $83,189, respectively, was incurred under this plan.

(10) CONCENTRATIONS

Concentration of credit risk

The Company maintains cash at one financial institution. The money market balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009, the uninsured balance was $165,183. Non-interest bearing checking accounts are guaranteed in full by the FDIC at December 31, 2009.

Concentration of accounts receivable

Approximately 93% of accounts receivable at December 31, 2009 was due from one client.

(11) SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 24, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTARY

FINANCIAL

INFORMATION

MARKS BAUGHAN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2009

Net capital:	
Members' equity	$422,136
Less - members' equity not allowable for net capital	-0-
Members' equity qualified for net capital	422,136
Less - non-allowable assets:	
Unsecured receivables	75,475
Property and equipment	50,116
Prepaid expenses	7,269
Total non-allowable assets	132,860
Net capital	$289,276
Aggregate indebtedness:	
Accounts payable and accrued expenses	$103,671
Related party payable	30,566
Total aggregate indebtedness	$134,237
Computation of basic net capital requirement:	
Net capital requirement	$ 8,949
Net capital	289,276
Excess of net capital	$280,327
Excess of net capital at 1000%	$275,852
Ratio of aggregate indebtedness to net capital	.46 to 1

MARKS BAUGHAN SECURITIES, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

MARKS BAUGHAN SECURITIES, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2009

Not Applicable: The Company does not hold customer funds or safekeep customer securities but maintains "Special Accounts for the Exclusive Benefit of Customers".

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.

Not Applicable: there are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2009 FOCUS Part IIA filing.